Exhibit 99.1

iHuman Inc. Announces First Quarter 2023 Unaudited Financial Results

BEIJING, China, June 21, 2023 -- iHuman Inc. (NYSE: IH) (“iHuman” or the “Company”), a leading provider of tech-powered, intellectual development products in China, today announced its unaudited financial results for the first quarter ended March 31, 2023.

First Quarter 2023 Highlights

•	Revenues reached a record-high of RMB265.2 million (US$38.6 million), compared with RMB242.7 million in the same period last year.

•	Gross profit was RMB185.6 million (US$27.0 million), compared with RMB169.9 million in the same period last year.

•	Operating income reached a record-high of RMB56.7 million (US$8.3 million), a year-over-year increase of 402.3%.

•	Adjusted operating income[1] reached a record-high of RMB59.1 million (US$8.6 million), a year-over-year increase of 346.3%.

•	Net income reached a record-high of RMB53.6 million (US$7.8 million), a year-over-year increase of 308.9%.

•	Adjusted net income[1] reached a record-high of RMB56.1 million (US$8.2 million), a year-over-year increase of 271.8%.

•	Average total MAUs[2] for the first quarter were 21.09 million, a year-over-year increase of 14.7%.

Dr. Peng Dai, Director and Chief Executive Officer of iHuman, commented, “I am pleased to announce a strong start to 2023, with another quarter of growth in both our top- and bottom-lines. We also made further progress in enhancing our comprehensive portfolio across various markets. Domestically, we released several important product updates to optimize the user experience and boost user engagement. For example, we upgraded iHumanpedia with an innovative module called “AI Talk”, an AI-generated content (AIGC) chatbot designed for children. Leveraging the latest AIGC technologies, this innovative module can understand and respond to children’s questions and answer with personalized feedback and guidance. As one of the first kid-friendly chatbots being trialed in China, it demonstrates our ongoing commitment to leveraging cutting-edge AI technologies to nurture children’s holistic development. In addition to improving the user experience through innovative technologies, we also enhanced user engagement by incorporating more interactive features into our products. During the quarter, we launched “Creative Zone”, an interactive module within iHuman Coding that enables children to share their coding projects with peers, both within and outside the app. This new feature allows children to try out each other’s work, give thumbs up to projects they enjoy, and interact with each other through various in-app events. This helps improve the activeness in our community while at the same time nurturing children’s logical thinking and creativity. Internationally, we continued to execute our product roadmap and are excited to welcome a new member to our bekids product family called Gogo Town. This vibrant mini world app offers a diverse range of daily life-themed interactive activities that support early childhood development and allow children to explore from the activities they love. In the meantime, we are thrilled to see the growing market acceptance of our existing products. For example, our open-ended fantasy adventure-themed app, Aha World, has experienced significant growth in first-time daily downloads since its launch last quarter. Even more impressively, it has swiftly ascended to the top ten most popular children's apps on Apple’s app store & Google Play in both the US and Europe recently. The strong momentum not only speaks to the widespread appeal of the app, but also signifies its great potential in the international market. Moving forward, we will continue to build upon our industry-leading product matrix, driving the sustainable growth of our business.”

1 “Adjusted operating income” and “adjusted net income” exclude share-based compensation expenses. Please see “Non-GAAP Financial Measures” and “Unaudited Reconciliation of GAAP and non-GAAP Results” at the end of this press release.

2 “Average total MAUs” refers to the monthly average of the sum of the MAUs of each of the Company’s apps during a specific period, which is counted based on the number of unique mobile devices through which such app is accessed at least once in a given month, and duplicate access to different apps is not eliminated from the total MAUs calculation.

Ms. Vivien Weiwei Wang, Director and Chief Financial Officer of iHuman, added, “In the first quarter, we sustained the business momentum we built up over the last several quarters, resulting in a new record high revenue of RMB265.2 million. This helped us achieve our fifth consecutive quarter of profitability, with net income increasing by 308.9% year-over-year to hit another record-high of RMB53.6 million. The continuous balanced financial performance was made possible through ongoing investments in areas crucial to our sustainable long-term growth, such as high-quality content, innovative technologies, and our effective efforts to enhance operational excellence. While working relentlessly to strengthen our in-house capabilities, we constantly seek out new partnerships and collaborations to better serve the diverse needs of our users. During the quarter, we joined forces with major industry players such as Post & Telecom Press and its affiliate Children’s Fun Publishing Co. Ltd., one of the leading publishers of children’s books in China. Together, we will explore innovative ways to enhance both the digital and traditional reading experience for children in order to offer a wider range of high-quality content to young readers. Post & Telecom Press is a prominent Chinese publishing house under the Ministry of Industry and Information Technology of China. These partnerships not only reflect important industry endorsements of our leadership position in child-oriented content and technologies, but also provide us with valuable expertise and complementary resources to our in-house capabilities. Looking ahead, we will continue to invest in key strategic priorities and expand the industrial ecosystem while maintaining a healthy balance between growth and profitability.”

First Quarter 2023 Unaudited Financial Results

Revenues

Revenues were RMB265.2 million (US$38.6 million), an increase of 9.3% from RMB242.7 million in the same period last year, primarily driven by enhanced user engagement.

Average total MAUs for the quarter were 21.09 million, an increase of 14.7% year-over-year from 18.39 million in the same period last year. The number of paying users3 was 1.50 million.

Cost of Revenues

Cost of revenues was RMB79.6 million (US$11.6 million), an increase of 9.4% from RMB72.8 million in the same period last year, primarily due to an increase in channel costs, which was in line with the Company’s revenue expansion.

Gross Profit and Gross Margin

Gross profit was RMB185.6 million (US$27.0 million), an increase of 9.2% from RMB169.9 million in the same period last year. Gross margin was 70.0%, maintaining the same level of 70.0% in the same period last year.

Operating Expenses

Total operating expenses were RMB128.8 million (US$18.8 million), a decrease of 18.8% from RMB158.6 million in the same period last year.

Research and development expenses were RMB61.7 million (US$9.0 million), a decrease of 36.2% from RMB96.6 million in the same period last year, primarily due to payroll-related cost savings and decreased outsourcing expenses as a result of the continued optimization of our operational efficiency.

Sales and marketing expenses were RMB40.4 million (US$5.9 million), an increase of 12.6% from RMB35.9 million in the same period last year, primarily due to increased strategic investments in seasonal promotional activities.

General and administrative expenses were RMB26.7 million (US$3.9 million), compared with RMB26.1 million in the same period last year.

3 “Paying users” refers to users who paid subscription fees for premium content on any of the Company’s apps during a specific period; a user who makes payments across different apps using the same registered account is counted as one paying user, and a user who makes payments for the same app multiple times in the same period is counted as one paying user.

Operating Income

Operating income was RMB56.7 million (US$8.3 million), an increase of 402.3% from RMB11.3 million in the same period last year.

Excluding share-based compensation expenses, adjusted operating income was RMB59.1 million (US$8.6 million), an increase of 346.3% from RMB13.3 million in the same period last year.

Net Income

Net income was RMB53.6 million (US$7.8 million), an increase of 308.9% from RMB13.1 million in the same period last year.

Adjusted net income was RMB56.1 million (US$8.2 million), an increase of 271.8% from RMB15.1 million in the same period last year.

Basic and diluted net income per ADS were RMB1.01 (US$0.15) and RMB0.99 (US$0.14), respectively, compared with RMB0.25 and RMB0.24 in the same period last year. Each ADS represents five Class A ordinary shares of the Company.

Adjusted diluted net income per ADS was RMB1.04 (US$0.15), compared with RMB0.28 in the same period last year.

Deferred Revenue and Customer Advances

Deferred revenue and customer advances were RMB362.1 million (US$52.7 million) as of March 31, 2023, compared with RMB379.1 million as of December 31, 2022.

Cash, Cash Equivalents and Time Deposits

Cash, cash equivalents and time deposits were RMB1,033.6 million (US$150.5 million) as of March 31, 2023, compared with RMB1,050.0 million as of December 31, 2022.

Exchange Rate Information

The U.S. dollar (US$) amounts disclosed in this press release, except for those transaction amounts that were actually settled in U.S. dollars, are presented solely for the convenience of the reader. The conversion of Renminbi (RMB) into US$ in this press release is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of March 31, 2023, which was RMB6.8676 to US$1.00. The percentages stated in this press release are calculated based on the RMB amounts.

Non-GAAP Financial Measures

iHuman considers and uses non-GAAP financial measures, such as adjusted operating income, adjusted net income and adjusted diluted net income per ADS, as supplemental metrics in reviewing and assessing its operating performance and formulating its business plan. The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). iHuman defines adjusted operating income, adjusted net income and adjusted diluted net income per ADS as operating income, net income and diluted net income per ADS excluding share-based compensation expenses, respectively. Adjusted operating income, adjusted net income and adjusted diluted net income per ADS enable iHuman’s management to assess its operating results without considering the impact of share-based compensation expenses, which are non-cash charges. iHuman believes that these non-GAAP financial measures provide useful information to investors in understanding and evaluating the Company’s current operating performance and prospects in the same manner as management does, if they so choose.

Non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. Non-GAAP financial measures have limitations as analytical tools, which possibly do not reflect all items of expense that affect our operations. Share-based compensation expenses have been and may continue to be incurred in our business and are not reflected in the presentation of the non-GAAP financial measures. In addition, the non-GAAP financial measures iHuman uses may differ from the non-GAAP measures used by other companies, including peer companies, and therefore their comparability may be limited. The presentation of these non-GAAP financial measures is not intended to be considered in isolation from or as a substitute for the financial information prepared and presented in accordance with GAAP.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about iHuman’s beliefs and expectations, are forward-looking statements. Among other things, the description of the management’s quotations in this announcement contains forward-looking statements. iHuman may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials, and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: iHuman’s growth strategies; its future business development, financial condition and results of operations; its ability to continue to attract and retain users, convert non-paying users into paying users and increase the spending of paying users, the trends in, and size of, the market in which iHuman operates; its expectations regarding demand for, and market acceptance of, its products and services; its expectations regarding its relationships with business partners; general economic and business conditions; regulatory environment; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in iHuman’s filings with the SEC. All information provided in this press release is as of the date of this press release, and iHuman does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About iHuman Inc.

iHuman Inc. is a leading provider of tech-powered, intellectual development products in China that is committed to making the child-rearing experience easier for parents and transforming cognitive development into a fun journey for children. Benefiting from a deep legacy that combines over two decades of experience in the parenthood industry, superior original content, advanced high-tech innovation DNA and research & development capabilities with cutting-edge technologies, iHuman empowers parents with tools to make the child-upbringing experience more efficient. iHuman’s unique, fun and interactive product offerings stimulate children’s natural curiosity and exploration. The Company’s comprehensive suite of innovative and high-quality products include self-directed apps, interactive content and smart devices that cover a broad variety of areas to develop children’s abilities in speaking, critical thinking, independent reading and creativity, and foster their natural interest in traditional Chinese culture. Leveraging advanced technological capabilities, including 3D engines, AI/AR functionality, and big data analysis on children’s behavior & psychology, iHuman believes it will continue to provide superior experience that is efficient and relieving for parents, and effective and fun for children, in China and all over the world, through its integrated suite of tech-powered, intellectual development products.

For more information about iHuman, please visit https://ir.ihuman.com/.

For investor and media enquiries, please contact:

iHuman Inc.

Mr. Justin Zhang

Investor Relations Director

Phone: +86 10 5780-6606

E-mail: ir@ihuman.com

Christensen

In China

Mr. Eric Yuan

Phone: +86-13801110739

E-mail: eric.yuan@christensencomms.com

In the US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

E-mail: linda.bergkamp@christensencomms.com

iHuman Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares, ADSs, per share and per ADS data)

	December 31,	March 31,	March 31,
	2022	2023	2023
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	1,049,999	923,635	134,492
Time deposits	-	109,947	16,010
Accounts receivable, net	79,614	81,475	11,864
Inventories, net	19,127	14,884	2,167
Amounts due from related parties	2,286	1,976	288
Prepayments and other current assets	102,765	104,232	15,177
Total current assets	1,253,791	1,236,149	179,998
Non-current assets
Property and equipment, net	9,205	8,288	1,207
Intangible assets, net	24,872	23,362	3,402
Operating lease right-of-use assets	12,782	8,275	1,205
Long-term investment	26,333	26,333	3,834
Other non-current assets	6,416	6,068	881
Total non-current assets	79,608	72,326	10,529
Total assets	1,333,399	1,308,475	190,527

LIABILITIES
Current liabilities
Accounts payable	24,206	21,579	3,142
Deferred revenue and customer advances	379,063	362,116	52,728
Amounts due to related parties	6,944	13,194	1,921
Accrued expenses and other current liabilities	144,717	94,946	13,825
Current operating lease liabilities	6,123	1,624	236
Total current liabilities	561,053	493,459	71,852
Non-current liabilities
Non-current operating lease liabilities	2,894	2,583	376
Total non-current liabilities	2,894	2,583	376
Total liabilities	563,947	496,042	72,228
SHAREHOLDERS’ EQUITY
Ordinary shares (par value of US$0.0001 per share, 700,000,000 Class A shares authorized as of December 31, 2022 and March 31, 2023; 125,122,382 Class A shares issued and 121,722,467 outstanding as of December 31, 2022; 125,122,382 Class A shares issued and 120,219,182 outstanding as of March 31, 2023; 200,000,000 Class B shares authorized, 144,000,000 Class B ordinary shares issued and outstanding as of December 31, 2022 and March 31, 2023; 100,000,000 shares (undesignated) authorized, nil shares (undesignated) issued and outstanding as of December 31, 2022 and March 31, 2023)	185	185	27
Additional paid-in capital	1,079,099	1,081,506	157,479
Treasury stock	(7,123)	(14,006)	(2,039)
Statutory reserves	7,967	7,967	1,160
Accumulated other comprehensive income	10,497	4,308	627
Accumulated deficit	(321,173)	(267,527)	(38,955)
Total shareholders’ equity	769,452	812,433	118,299
Total liabilities and shareholders’ equity	1,333,399	1,308,475	190,527

iHuman Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares, ADSs, per share and per ADS data)

	For the three months ended
	March 31,	March 31,	March 31,
	2022	2023	2023
	RMB	RMB	US$
Revenues	242,679	265,203	38,617
Cost of revenues	(72,797)	(79,636)	(11,596)

Gross profit	169,882	185,567	27,021

Operating expenses
Research and development expenses	(96,625)	(61,673)	(8,980)
Sales and marketing expenses	(35,906)	(40,435)	(5,888)
General and administrative expenses	(26,058)	(26,735)	(3,893)
Total operating expenses	(158,589)	(128,843)	(18,761)
Operating income	11,293	56,724	8,260
Other income, net	3,347	6,082	886
Income before income taxes	14,640	62,806	9,146
Income tax expenses	(1,522)	(9,160)	(1,334)
Net income	13,118	53,646	7,812

Net income per ADS:
- Basic	0.25	1.01	0.15
- Diluted	0.24	0.99	0.14

Weighted average number of ADSs:
- Basic	53,476,316	53,205,925	53,205,925
- Diluted	54,060,837	54,033,560	54,033,560

Total share-based compensation expenses included in:
Cost of revenues	64	98	14
Research and development expenses	967	638	93
Sales and marketing expenses	(88)	379	55
General and administrative expenses	1,014	1,292	188

iHuman Inc.

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares, ADSs, per share and per ADS data)

	For the three months ended
	March 31,	March 31,	March 31,
	2022	2023	2023
	RMB	RMB	US$
Operating income	11,293	56,724	8,260
Share-based compensation expenses	1,957	2,407	350
Adjusted operating income	13,250	59,131	8,610

Net income	13,118	53,646	7,812
Share-based compensation expenses	1,957	2,407	350
Adjusted net income	15,075	56,053	8,162

Diluted net income per ADS	0.24	0.99	0.14
Impact of non-GAAP adjustments	0.04	0.05	0.01
Adjusted diluted net income per ADS	0.28	1.04	0.15

Weighted average number of ADSs – diluted	54,060,837	54,033,560	54,033,560
Weighted average number of ADSs – adjusted	54,060,837	54,033,560	54,033,560